Exhibit 99.1

TransCanada and Petro-Canada receive approval from
the Québec Government for the Cacouna Energy Project

QUÉBEC CITY, QUÉBEC (June, 27, 2007) - The Cacouna Energy Project, a joint project of Petro-Canada and TransCanada Corporation (TransCanada) learned today that the Québec government has granted a decree approving the proposal to construct the first liquefied natural gas (LNG) re-gasification terminal in Québec. The terminal would be located in Gros Cacouna, approximately 200 kilometres east of Québec City on the south shore of the St. Lawrence River. In advance of granting the decree, the Québec Ministry of Environment completed its environmental assessment of the project.

This announcement is the result of nearly three years of consultation with the local community and government authorities to understand and fully assess the project’s impacts and mitigation measures, and to develop a solid plan to maximize the project’s economic benefits for the Lower St. Lawrence Region.

“This is a positive step forward and we are pleased with this decision from the Québec government,” said Hal Kvisle, TransCanada chief executive officer. “This project helps us secure much needed gas supplies for Québec, Canadian and North American markets.”

“Today’s announcement marks the achievement of another project milestone,” said Ron Brenneman, Petro-Canada president and chief executive officer. “We are encouraged by this progress, especially the high level of co-operation with the local community.”

The Cacouna Energy LNG terminal would be capable of receiving, storing and re-gasifying imported LNG, with an average annual send-out capacity of approximately 500 million cubic feet a day of natural gas. This approval follows a release earlier today from the Government of Canada in favour of the report from the Environmental Assessment Joint Review Panel for the proposed Cacouna project.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

With more than 50 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 360 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, approximately 7,700 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

For further information:

Media Inquiries:
Andrew Pelletier
(514) 650-4111

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This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “proposed”, “plan”, “anticipate”, “intend”, “expect”, “estimate”, “budget” or other similar wording. Forward looking statements include but are not limited to references to future capital and other expenditures, drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream, availability of transportation, retail throughputs, pre-production and operating costs, reserves estimates, reserves life, importation matters, natural gas export capacity and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission (“SEC”).

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